SUPPLEMENT NO. 1 TO PROSPECTUS DATED DECEMBER 10, 1998
                  PRINCETON VIDEO IMAGE, INC.

                 RELATING TO THE SALE OF UP TO
                2,700,000 SHARES OF COMMON STOCK


     The following information supplements and is a part of the Prospectus of Princeton Video Image, Inc. (the "Company") dated
December 10, 1998  (the "Prospectus"):


Changes in Management
----------------------

Dennis P. Wilkinson Appointed President
and Chief Executive Officer
---------------------------------------

     In November 1998, Dennis P. Wilkinson, joined the Company as its President and Chief Executive Officer. In December 1998, Mr. Wilkinson was elected to the Board of Directors of the Company. Before joining the Company, Mr. Wilkinson, 50, had been Senior Vice President of Marketing and Programming at Primestar, Inc. from May 1995 until September 1998. Prior to his tenure at Primestar, Inc., Mr. Wilkinson had served as Senior Vice President of Consumer Marketing at Time Warner Entertainment/Home Box Office from 1992 to 1995.

    Mr. Wilkinson succeeds Douglas J. Greenlaw, who, in April of this year, announced that he planned to step down as President and Chief Executive Officer of the Company by the end of calendar year 1998.

     On November 23, 1998, the Company and Mr. Wilkinson entered into a three year employment agreement that provides for automatic three year renewal and permits either party to terminate the agreement upon 90 days' prior notice. Pursuant to his employment agreement, Mr. Wilkinson's initial base salary is $275,000 per year. At the end of the first 365 days of employment, Mr. Wilkinson's base salary will be increased to $300,000, and at the end of the second 365 days of employment, his base salary will be increased again to $325,000 based on performance as determined by the Board of Directors, in the exercise of its sole discretion. In addition, Mr. Wilkinson is eligible for an annual bonus in an amount up to $25,000 based on performance measures determined by the Board of Directors, and a bonus of $25,000 at the end of the first such 90-day period of the initial three year term if he has discharged his duties to the Company in a satisfactory manner during such 90-day period. In the event Mr. Wilkinson's employment is terminated by the Company without cause, his employment agreement provides for a continuation of his then current salary for a period equal to the balance of the then current term of his employment agreement but in no case for less than 12 months; provided, however, that if the Company elects to terminate Mr. Wilkinson's employment without cause during the first six months of the initial three year term, such period will be limited to 12 months.

     Under the terms of his employment agreement, Mr. Wilkinson will be granted two options pursuant to the Company's 1993 Stock Option Plan, as amended (the "Plan"). See the section of the Prospectus entitled "Management - Stock Option Plan." The first such option will be for the purchase of 200,000 shares of the Company's Common Stock, exercisable at $4.5625 per share. Such option grant will provide that, if Mr. Wilkinson is employed by the Company and has discharged his duties to the Company in a satisfactory manner on the relevant vesting dates, such option will vest and become exercisable over a three year period, in equal monthly increments during the first 36 months of the term of his employment. The second of such option will be for the purchase of 200,000 shares of Common Stock at an exercise price equal to $7.00 per share. Certain of the options will vest and become exercisable each year if the Company's revenues from operations for certain specified fiscal years(as reflected on the Company's audited financial statements for the relevant period) meet or exceed specified milestones.

     The options to be issued to Mr. Wilkinson will be for a term of 10 years, subject to earlier termination 90 days after termination of his employment, and will be in the form of, and on such terms and conditions as provided in, the Company's standard form of Stock Option Grant Agreement. See the section of the Prospectus entitled "Management - Stock Option Plan." All unvested options will become exercisable immediately upon a change in control, merger, consolidation, acquisition of property or stock, reorganization (other than a mere reincorporation or the creation of a holding company) or liquidation of the Company, as a result of which the shareholders of the Company receive cash, stock or other property in exchange for or in connection with their shares of the Company's Common Stock.

     At present, Mr. Wilkinson does not beneficially own any shares of the Company's Common Stock, and therefore decreases the number of shares beneficially owned by the Company's officers and directors as a group to 2,876,520, representing 30.1% of the Company's outstanding stock, based on the number of shares outstanding as of September 15, 1998. See the section of the Prospectus entitled "Security Ownership of Certain Beneficial Owners and Management."



Resignation of Louis A. Lippincott as Director of
Hardware Development, Effective December 31, 1998
--------------------------------------------------

     Louis A. Lippincott tendered his resignation, effective
December 31, 1998, from the position of Director of Hardware
Development of the Company. The Company subsequently appointed a new Director of Hardware Development.



       THE DATE OF THIS SUPPLEMENT IS DECEMBER 11, 1998